EXHIBIT 11

                       OAKWOOD HOMES CORPORATION

           CALCULATION OF FULLY DILUTED EARNINGS PER SHARE

                (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            Three months ended
                                               December 31,
                                           1993                    1992


Net Income                                $6,314                 $3,693

Add :
    Reduction in interest on debt
    assumed converted, net of tax              0                    236

Adjusted net income                       $6,314                 $3,929



Fully diluted net income per
common share                            $    .30               $    .21


Weighted average common shares
 outstanding,  including common stock
 equivalents and assumed conversion
 of debentures                            21,403                18,311


                                (   )